SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2002

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                      N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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
This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated April 2, 2002, in respect of obtaining commitments from banks to underwrite its US$ 3 billion credit facility.

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
Press Release

For your business and technology editors

ABB obtains full bank commitment for US$ 3 billion credit facility

Barclay's, Cititgroup and Credit Suisse First Boston are joint lead underwriters

Zurich, Switzerland, April 2, 2002 - ABB, the global power and automation technology group, said today that it has obtained commitments from Barclays, Citigroup and Credit Suisse First Boston to fully underwrite its US$ 3 billion credit facility, which is in the process of being amended. This will increase the company's financial flexibility and replace the existing credit rating trigger with standard market terms and conditions.

"This agreement gives us a strong base from which we can invite our relationship banks to participate in an amended facility," said Peter Voser, ABB's chief financial officer. "This should finally put to rest any concerns about ABB's liquidity."

Voser also stated that ABB intends to access the capital markets to raise about US$ 2 billion through a combination of straight and convertible bonds in order to extend the maturity of its debt and diversify its sources of finance. Terms and conditions will be announced closer to the launch date within the second quarter of 2002.

As part of its announced portfolio change program, ABB confirmed that it is in advanced negotiations with a number of parties to sell its Structured Finance business, part of the Financial Services division. Completion is expected in the third quarter.

Voser added: "With these steps, ABB is on track with its financing policy. We have eliminated our dependence on volatile short-term capital markets; we are extending the maturity profile of our debt; and we will repay at least US$ 1.5 billion in net debt by the end of this year."

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. ABB has 155,000 employees in more than 100 countries.





For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                                 Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                           USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494                           investor.relations@ch.abb.com
media.relations@ch.abb.com

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
                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABB LTD

Date:  April 2, 2002                      By:       /s/  BEAT HESS
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                                             Name:  Beat Hess
                                             Title: Group Senior Officer



                                          By:       /s/ HANS ENHORNING
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                                             Name:  Hans Enhorning
                                             Title: Group Vice President

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